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                              September 15, 2023

       Zhu Youyi
       Chief Financial Officer
       China Natural Resources Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central, Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources Inc.
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            Response dated
August 31, 2023
                                                            File No. 000-26046

       Dear Zhu Youyi:

              We have reviewed your amended annual report and August 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2023 letter.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   We re-issue comment 1.
Pursuant to paragraph (a) of Item 16I, please clarify whether you are owned or controlled
by a governmental entity in the foreign jurisdiction or tell us why you are not required to
do so. Please supplementally describe any materials that were reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for this submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. We note your response to comment 3 and re-issue in part. With respect to (b)(2), please provide the
percentage of your shares or the shares of your consolidated operating entities owned by
governmental entities in each foreign jurisdiction in which you have
 Zhu Youyi
China Natural Resources Inc.
September 15, 2023
Page 2
      consolidated operating entities. With respect to (b)(3), please clarify whether governmental entities have a controlling financial interest in you or any of your consolidated foreign operating entities.
      Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-
3783 with any questions.



                                                            Sincerely,
FirstName LastNameZhu Youyi
                                                            Division of
Corporation Finance
Comapany NameChina Natural Resources Inc.
                                                            Disclosure Review
Program
September 15, 2023 Page 2
cc:       Richard J. Chang
FirstName LastName